12g3-2(b) File No.82 - 4965



03 MAY -6 AM 7:21



Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

3 April 2003

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

SUPPL

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges



12g3-2(b) File No.82 - 4965


mobistar

LIMITED LIABILITY COMPANY
RUE COLONEL BOURG 149
1140 BRUSSELS

CR BRUSSELS 599.402
VAT 456.810.810

NOTICE OF THE GENERAL SHAREHOLDERS MEETING

The shareholders are hereby invited to participate in the annual and extraordinary shareholders meeting that will take place on 7 May 2003 at 11.00 am at the company's registered office located at 149 Colonel Bourg, 1140 Brussels.

The agenda for the meeting is as follows:

1. Presentation and discussion of the management report on the annual accounts of the company as of 31 December 2002.

2. Report of the auditor concerning the annual accounts for 2002.

3. Approval of the annual accounts of the company as of 31 December 2002 and appropriation of results. Presentation of the consolidated accounts as of the same date.

   Text of the proposed resolution:
   "General shareholders meeting approves the annual accounts for the year two thousand and two including appropriation of results presented".

4. Discharge of directors and auditors for fulfilling their mandate.

   Text of the proposed resolution:
   'General shareholders meeting discharges the directors and auditor for fulfilling their mandat until the thirty first of December of two thousand and two'.

5. Appointments to the Board of Directors.

   Text of the proposed resolution:
   'The general shareholders meeting appoints Wirefree Services Belgium, a company limited by shares having its registered office at Rue Colonel Bourg 149, 1140 Brussels as director of the company. For the purposes of this directorship, Wirefree Services Belgium shall be represented by Mr Michel Combes. Wirefree Services Belgium shall not be remunerated for its mandate; the mandate shall come to an end after the annual shareholders' meeting of the year 2005.'

6. Amendment of the Articles of Association notably to conform with the Law of 2 August 2002 concerning corporate governance that came into force on 1 September 2002.

Text of the proposed resolution:

"General shareholders meeting resolves to amend the Articles of Association of the company notably to conform with the Law of second of August of two thousand and two concerning corporate governance that entered into force on the first of September two thousand and two".

- *Article 6bis : replacement of the words in the second paragraph of Article 6bis:*

"Royal Decree of eight October of one thousand nine hundred seventy six concerning annual accounts of companies" by "Article 5 of the Company Code".

- Article 8: replacement of the words "register of shares" by words "register of registered shares".

- Article 13: an addition of a new second paragraph that reads:

"When a moral person is elected a director, she must choose a permanent representative among her associates, managers, administrators or employees, who should be a natural person, to execute the mandate of director for and on behalf of that moral person. For the nomination and end of the mandate of such permanent representative the same rules of publication apply as if she was acting in her own name and on her own behalf".

- Article 16: amendment of the last phrase in the last paragraph as follows:

"However, he may not use this procedure to close off the annual accounts or to use the authorized capital".

Article 22: amendment of the article as follows:

"The board of directors may create an executive committee that does not constitute a management committee within the meaning of article 524bis of the Company Code. The entirety of the competencies and working of the executive committee is defined by the board of directors in the internal regulations".

- Article 24: replacement of the words 'commissaire-réviseur' in the last paragraph by 'commissaire'.

- Addition of a new article 25 of the Articles of Association as follows:

"Article 25. MANAGEMENT COMMITTEE

In conformity with article 524bis of the Company Code, the board of directors may delegate its management powers to a management committee, but that delegation shall have no effect on the general policy of the company or on the acts reserved for the board of directors by virtue of other provisions of the law.

The conditions of appointment, removal, remuneration, duration of the appointment of members of management committee and operating methods of management committee are to be determined by the board of directors.

The board of directors is responsible for supervision of this committee.

A member of the management committee who, directly or indirectly, has an interest of a personal nature as opposed to a decision or operation that concerns the management committee, must inform other members before deliberations of the management committee. Moreover, the rules of Article 524 of the Company Code must be complied with. »

- *Article 26 (article 27 after re-numbering): amendment of the first paragraph as follows :*

"The control of the financial situation, annual accounts and compliance with the Company Code and Articles of Association, of operations that should be mentioned in the annual accounts, is granted to one or several auditors appointed by the general shareholders meeting out of members of the Institute of Company Auditors, in conformity with Article 133 of the Company Code".

- Article 29 (article 30 after re-numbering): amendment of the second paragraph as follows:

"An ordinary or extraordinary general shareholders meeting may be called every time when the interests of the company require it, and every time that the shareholders owning one-fifth of the subscribed share capital demand it".

- Article 30 (article 31 after re-numbering: amendment of the last phrase of the third paragraph of the Articles of Association as follows:

"All persons who by the virtue of the Company Code must be invited to a general shareholders meeting, and who have participated in it or who have been represented by someone, are considered to have been given a valid notice".

- Article 31 (article 32 after re-numbering): adds a new fourth paragraph as follows:

"The board of directors may choose a date of registration and decide that the shareholders may participate in the general shareholders meeting and use their voting rights based on the number shares that they hold at 24.00 hours on the date of registration, no matter how many shares they hold on the day of the general shareholders meeting. The date of registration may not be set either before the fifteenth business day or after the fifth business day preceding the general shareholders meeting. The registration date and the method of registration of shareholders is set out in the notice of the meeting".

- Amendment of article 34 (article 35 after re-numbering) of the Articles of Association as follows:

"The board of directors during its meeting may decide to postpone by three weeks the general meeting that approves the annual accounts. This report is not prejudicial to other decisions taken, except if decided otherwise by the general shareholders meeting.

The board of directors must call a general meeting again with the same agenda in the following three weeks.

The formalities completed in order to participate in the first general meeting, including deposit of the shares or proxies, remain valid for the second general shareholders meeting".

- Article 45 is repealed.

- *Article 46 : Addition of the words "their permanent representatives" between the words "their administrators" and "officials".*

7. Decision regarding renewal of the mandate of the board of directors for a period of three years, in order to proceed with the acquisitions or transfer of its own shares, if such transfer is necessary to avoid serious and imminent harm to the company.

   Proposed decision:

   "The general shareholders meeting explicitly permits the board of directors, in conformity with the Company Code, to acquire or transfer the company's shares if such acquisition is necessary to avoid a serious and imminent harm to the company. This authorization is valid for a period of three years from the moment of publication of the decision in the Annexes of the Belgian Official Gazette."

   According to this decision, amendment of Article 48 of the Articles of Association henceforth as follows:

   "The general shareholders meeting of seven May of two thousand and three decided to allow board of directors in accordance with the Company Code and without prior decision of the general shareholders meeting, to acquire or transfer the company's shares or profit-sharing certificates, when such acquisition is necessary to avoid a serious and imminent harm to the company. This authorization is valid for a period of three years from the moment of publication of that decision in the Annexes of the Belgian Monitor, and may be extended according to the Company Code. This authorization is also valid for acquisition of shares by a direct affiliate, according to Article 627 of the Company Code".

8. Decision of renewal of the mandate of the board of directors for a duration of eighteen months to allow acquisition of the company's shares by buying or exchanging at a price that may not be either lower than 0,03 Euro per share or higher than one hundred and fifteen percent (115%) of the average stock price of the five business days that precede the acquisition or exchange.

   Proposed decision:

   "The general shareholders meeting may explicitly permit the board of directors, in conformity with the Company Code, to acquire their own company's shares by buying or exchanging at a price that may not be either lower than 0,03 Euro per share or higher than one hundred and fifteen percent of the average stock price of the five business days that precede the acquisition or exchange. This authorization is valid for a period of eighteen months from the publication of the above-referenced decision in the Annex of the Belgian Official Gazette."

   According to this decision, the Article 48bis of the Articles of Association is hereby amended as follows:

"The general shareholders meeting of seven May of two thousand and three decided to allow board of directors in accordance with the Company Code to acquire a maximum number of shares authorized by this Article by buying or exchanging at a price that may not be either lower than 0,03 Euro per share or higher than one hundred and fifteen percent of the average stock price of the five business days that precede the acquisition or exchange. This authorization is valid for a period of eighteen months from the date of the general shareholders meeting and may, in accordance with the Company Code, be extended.
This authorization is equally valid for acquisition of shares in the company by a direct affiliate, according to Article 627 of the Company Code.
The board of directors is authorized to transfer, on the stock market and otherwise, under conditions which it can determine, all shares acquired by the company by virtue of the decisions taken in accordance with the Company Code."

9. Coordination of the Articles of Association – powers.

Proposed decision:

The general shareholders meeting gives authority to Mr. Johan Van den Cruijce, with a right of substitution, to restate the Articles of Association of the company, to have them signed and to deposit them with the registry of the competent tribunal of commerce, in compliance with the legal provisions on the subject. "

In accordance with the Articles of Association of the company and the decision of the board of directors, to be admitted to the meeting or to be represented there, the holders of bearer shares must deposit the shares by **Wednesday, 30 April 2003** at the latest, at the head offices, branch offices or agencies of BBL or KBC Bank.

In accordance with the Articles of Association of the company and the decision of the board of directors, to be admitted to the meeting or to be represented there, the holders of registered shares must notify the board of directors of their intention to participate in the general shareholders meeting, by **Wednesday, 30 April 2003** at the latest.

Board of Directors